ADVANTAGE DISPOSAL SOLUTIONS, INC.
42853 NORTH COYOTE ROAD
QUEEN CREEK, ARIZONA 85140
February 6, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Advantage Disposal Solutions, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-180681

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Advantage Disposal Solutions, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File Number 333-180681) together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on April 12, 2012.  The Registration Statement has not been declared effective by the Commission.

The Company seeks withdrawal of the Registration Statement as it no longer intends to offer any shares for sale at the present time.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact the undersigned at (602) 421-4464.

Respectfully submitted.
Advantage Disposal Solutions, Inc.

By:	/s/ Griffin Scarlett
Name:	Griffin Scarlett
Title:	President